MANSON CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

09046109

FILE No.
82-3874

SUPPL

April 30, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated April 30, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for BARBARA O'NEILL

5/18

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-04

APRIL 30, 2009
Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Closes Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce that it has closed a non-brokered private placement of 2,600,000 units ("Common Units") at a price of $0.025 per Common Unit for gross proceeds of $65,000. Each Common Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") entitles the holder to purchase one additional common share at a price of $0.10 per share until April 30, 2011.

All securities issued are subject to a hold period until August 31, 2009. A total of 700,000 Units were issued to directors and officers. No finders fees were paid in connection with this financing.

Proceeds of the financing are to be used to fund a portion of the proposed exploration on the Meridian Gold property in British Columbia and for general working capital.

Meridian Gold Project Overview
Manson Creek has consolidated five historic past producing gold – silver mines on the road accessible 675 hectare claim block.

In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. Drilling intersected significant gold values within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Proposed 2009 work will include underground mapping and sampling of historical workings and the integration of this data with the 2008 drilling data set.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-04

APRIL 30, 2009
Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Closes Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce that it has closed a non-brokered private placement of 2,600,000 units ("Common Units") at a price of $0.025 per Common Unit for gross proceeds of $65,000. Each Common Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") entitles the holder to purchase one additional common share at a price of $0.10 per share until April 30, 2011.

All securities issued are subject to a hold period until August 31, 2009. A total of 700,000 Units were issued to directors and officers. No finders fees were paid in connection with this financing.

Proceeds of the financing are to be used to fund a portion of the proposed exploration on the Meridian Gold property in British Columbia and for general working capital.

Meridian Gold Project Overview
Manson Creek has consolidated five historic past producing gold – silver mines on the road accessible 675 hectare claim block.

In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. Drilling intersected significant gold values within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Proposed 2009 work will include underground mapping and sampling of historical workings and the integration of this data with the 2008 drilling data set.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE 09-04

APRIL 30, 2009

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Closes Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce that it has closed a non-brokered private placement of 2,600,000 units ("Common Units") at a price of $0.025 per Common Unit for gross proceeds of $65,000. Each Common Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") entitles the holder to purchase one additional common share at a price of $0.10 per share until April 30, 2011.

All securities issued are subject to a hold period until August 31, 2009. A total of 700,000 Units were issued to directors and officers. No finders fees were paid in connection with this financing.

Proceeds of the financing are to be used to fund a portion of the proposed exploration on the Meridian Gold property in British Columbia and for general working capital.

Meridian Gold Project Overview

Manson Creek has consolidated five historic past producing gold – silver mines on the road accessible 675 hectare claim block.

In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. Drilling intersected significant gold values within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Proposed 2009 work will include underground mapping and sampling of historical workings and the integration of this data with the 2008 drilling data set.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON
CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

May 1, 2009

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated May 1, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D.M. MacAulay

BARBARA O'NEILL

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-05

MAY 1, 2009
Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Amends Non-Brokered Financing Units

On April 30, 2009, Manson Creek Resources Ltd. (Manson Creek) announced that it had closed a private placement for 2,600,000 Units. Manson Creek has amended its private placement and the number of units has been corrected to 2,530,000 units ("Common Units") at a price of $0.025 per Common Unit for gross proceeds of $63,250. Each Common Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") entitles the holder to purchase one additional common share at a price of $0.10 per share until April 30, 2011.

All securities issued are subject to a hold period until August 31, 2009. A total of 630,000 Units were issued to directors and officers and not the 700,000 Units as previously released. No finders fees were paid in connection with this financing.

Proceeds of the financing are to be used to fund a portion of the proposed exploration on the Meridian Gold property in British Columbia and for general working capital.

Meridian Gold Project Overview
Manson Creek has consolidated five historic past producing gold – silver mines on the road accessible 675 hectare claim block.

In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. Drilling intersected significant gold values within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Proposed 2009 work will include underground mapping and sampling of historical workings and the integration of this data with the 2008 drilling data set.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-05

MAY 1, 2009
Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Amends Non-Brokered Financing Units

On April 30, 2009, Manson Creek Resources Ltd. (Manson Creek) announced that it had closed a private placement for 2,600,000 Units. Manson Creek has amended its private placement and the number of units has been corrected to 2,530,000 units ("Common Units") at a price of $0.025 per Common Unit for gross proceeds of $63,250. Each Common Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") entitles the holder to purchase one additional common share at a price of $0.10 per share until April 30, 2011.

All securities issued are subject to a hold period until August 31, 2009. A total of 630,000 Units were issued to directors and officers and not the 700,000 Units as previously released. No finders fees were paid in connection with this financing.

Proceeds of the financing are to be used to fund a portion of the proposed exploration on the Meridian Gold property in British Columbia and for general working capital.

Meridian Gold Project Overview
Manson Creek has consolidated five historic past producing gold – silver mines on the road accessible 675 hectare claim block.

In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. Drilling intersected significant gold values within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Proposed 2009 work will include underground mapping and sampling of historical workings and the integration of this data with the 2008 drilling data set.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-05 **MAY 1, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Amends Non-Brokered Financing Units

On April 30, 2009, Manson Creek Resources Ltd. (Manson Creek) announced that it had closed a private placement for 2,600,000 Units. Manson Creek has amended its private placement and the number of units has been corrected to 2,530,000 units ("Common Units") at a price of $0.025 per Common Unit for gross proceeds of $63,250. Each Common Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") entitles the holder to purchase one additional common share at a price of $0.10 per share until April 30, 2011.

All securities issued are subject to a hold period until August 31, 2009. A total of 630,000 Units were issued to directors and officers and not the 700,000 Units as previously released. No finders fees were paid in connection with this financing.

Proceeds of the financing are to be used to fund a portion of the proposed exploration on the Meridian Gold property in British Columbia and for general working capital.

Meridian Gold Project Overview

Manson Creek has consolidated five historic past producing gold – silver mines on the road accessible 675 hectare claim block.

In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. Drilling intersected significant gold values within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Proposed 2009 work will include underground mapping and sampling of historical workings and the integration of this data with the 2008 drilling data set.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.